[Helmerich & Payne, Inc. Letterhead]

Via Edgar

March 2, 2009

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed November 26, 2008
Schedule 14A
Filed January 26, 2009
File No. 1-04221

Dear Mr. Schwall:

This letter sets forth the responses from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated January 30, 2009 pertaining to the Company’s Form 10-K for the year ended September 30, 2008, filed November 26, 2008, as well as the Company’s Schedule 14A filed on January 26, 2009.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to assist the review process.

In some of our responses, we have agreed to change or supplement the disclosures in our filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

***

Securities and Exchange Commission

March 2, 2009

Form 10-K for the Fiscal Year Ended September 30, 2008

Comment

Item 9A.  Controls and Procedures, page 21

1.             We note your disclosure on page 18 regarding certain past payments by one of the Company’s subsidiaries in connection with the passage of materials through customs in Latin America.  Given these payments, please explain how management was able to conclude that your internal control over financial reporting and your disclosure controls and procedures were effective as of the end of your fiscal year.  We may have further comments.

Response

As noted on page 21 of the Form 10-K for the fiscal year ended September 30, 2008 filed on November 26, 2008, Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control over financial reporting, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of such controls.  Therefore, even effective internal control over financial reporting can provide only reasonable, but not absolute, assurance with respect to financial statement preparation and presentation.

The improper payments in connection with the passage of materials through customs in Latin America were made in amounts, individually and in the aggregate, that were deemed not to be material to either the Company’s annual or interim financial statements. The total of these payments was .04% of fiscal year 2008 pre-tax earnings and .13% of fiscal year 2008 fourth quarter pre-tax earnings.

Our internal review of these payments did assess possible implications to our internal control over financial reporting and disclosure controls and procedures.  This assessment did not yield a conclusion that the control deficiency would result in a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be detected on a timely basis.  Our assessment process included consideration of the guidance provided by the PCAOB in paragraphs 62-70 of Auditing Standard No. 5 – An Audit of Internal Control over Financial Reporting That Is Integrated with an Audit of Financial Statements.  In actuality, the payments were discovered as a result of internal controls the Company had designed and were assessed by management to be functioning effectively as of the end of fiscal year 2008.  Additionally, we disclosed this matter in our

Securities and Exchange Commission

March 2, 2009

Form 10-K in the same period our internal controls discovered the payments.  Furthermore, the Company had in place additional compensating controls, whereby if the amounts had been more significant, these controls would have functioned to effectively prevent or detect these payments in order to prevent a material misstatement of our financial statements. Accordingly, the Company concluded that its internal control over financial reporting and disclosure controls and procedures were effective at September 30, 2008.

Comment

Certifications, exhibits 31.1 and 31.2

2.             Please confirm to us in writing that in future filings, you will revise your certifications to match the exact form set forth in Item 601(b)(31) of Regulation S-K.  We note, in both certifications, you referred to yourself as “the Company” instead of as “the registrant.”

Response

Our future filings will include the exact language, as set forth in Item 601(b)(31) of Regulation S-K.  In future filings we will revise our certifications to use the word “registrant” instead of the word “Company”.

Schedule 14A filed January 26, 2009

Comment

General

3.             Please confirm in writing that you will comply with the following comments relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Response

In all future filings relating to our definitive proxy, we will comply with the comments noted in items 4 and 5 of the staff’s comment letter dated January 30, 2009.

We have attached as Exhibit “A” an example of the disclosure addressing these comments that we intend to include in the Compensation Discussion and Analysis, which will be contained in our definitive proxy in future filings.

Securities and Exchange Commission

March 2, 2009

2008 Executive Compensation Components, page 15

Bonus, Page 15

Comment

4.             Please clarify whether or not the bonus award opportunity percentage ranges provided in the second paragraph under this heading include the 50% increase or decrease that could occur based on the determination of the Human Resources Committee that you have achieved certain operational goals, favorable relative stockholder returns and maintained an established level of safety.

Response

The bonus award opportunity percentage ranges do not include the up to 50% bonus adjustment.

Comment

5.             With regard to such 50% increase or decrease, please explain how the Committee assesses that you have achieved a satisfactory level of operational success for your dayrates and utilization.  You state that the Committee compared your dayrates and utilization to that of your competitors, but such disclosure does not indicate how such comparison was performed.  If there is a target or threshold that must be met in order for the Committee to determine that your dayrates and utilization were “successful” (e.g. simply greater than the average of your competitors or 10% above that of your competitors), please disclose such target.  Further, explain how the Committee determines the percentage amount of the increase or decrease.  If there are threshold, target and reach targets and specific percentage increases or decreases that correlate, please disclose.  Provide a similar explanation for the Committee’s assessment of your stockholder returns relative to those of your competitors.  Finally, state, if true, that the competitors that the Committee examines are those in your list of peer companies.

Response

With the exception of the safety goal, no specific criteria or objectives are used by the Committee when assessing operational success or relative stockholder returns.  Whether the bonus of a named executive officer is increased or decreased by up to 50% is primarily dependent upon the Committee’s judgment as to the named executive officer’s success in positively affecting the corporate performance factors referred to above.

The competitor group against which the Company compares its operational success and stockholder returns are composed of land drillers, all of which are included in the Compensation Peer Group.

***

Securities and Exchange Commission

March 2, 2009

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Form 10-K and Schedule 14A, please advise us at your earliest convenience.  You may reach the undersigned at 918-742-5531.

Sincerely,

/s/ Steven R. Mackey
Steven R. Mackey
Executive Vice President, Secretary and General Counsel

Exhibit “A”

to Helmerich & Payne, Inc. Response

to January 30, 2009 SEC Comment Letter

Bonus

The Annual Bonus Plan for Executive Officers (“Bonus Plan”) is a cash incentive plan for calculation of annual non-equity incentive-based compensation.  These cash incentive awards are designed to reward short-term performance and achievement of strategic goals.  Combined salaries and target bonus levels are intended to generally fall within a range of approximately the 50th to 60th percentile of the Compensation Peer Group’s combined salary and annual bonus levels.

Pursuant to the terms of the Bonus Plan, each executive officer is assigned a threshold, target and reach bonus award opportunity expressed as a percentage of base salary.  These bonus award opportunities range from 40% to 130% for the CEO and 25% to 100% for the other named executive officers and do not include the up to 50% bonus adjustment described on page     .  An executive officer’s bonus opportunity is based upon three weighted corporate performance criteria.  These performance criteria and their weighting are:  earnings per share (35%); return on invested capital (35%); and operating earnings before interest, taxes, depreciation, and amortization (30%).  At the beginning of each fiscal year, the Committee approves the assignment of a threshold, target, and reach objective for each performance criterion based upon the operating and capital budget approved by the Board.  The target objective is established with an approximate 60 to 70 percent probability of achievement with threshold objective adjusted 20% below and the reach objective adjusted 30% above the target objective.  Actual fiscal year financial results are compared to plan objectives in order to determine the amount of any executive officer bonus.  If actual financial results fall between the threshold and target or the target and reach objectives, then bonuses are proportionately increased as a result of the threshold or target objective being exceeded.  Notwithstanding the other provisions of the Bonus Plan, the Committee has the right to reduce or eliminate any bonus due an executive officer based upon the Committee’s determination of individual performance, and the Committee has the discretion to adjust performance criteria during a fiscal year if, for example, the initially-established performance criteria are rendered unrealistic in light of circumstances beyond the control of the Company and its management. However, the Committee neither reduced executive bonuses due to individual performance or revised performance criteria for fiscal 2008.

The approved corporate performance criteria for fiscal 2008 were:

	Threshold	Target	Reach
Earnings Per Share	$2.53	$3.17	$4.11
Return on Invested Capital	12.5%	15.6%	20.1%
Operating EBITDA	$624,028,000	$729,504,000	$887,717,000

The bonus, if any, is then subject to being increased or decreased by up to 50% based on the satisfaction of the approved safety goal and the Committee’s overall assessment of our dayrates and utilization (10% weighting) and our stockholder returns relative to the stockholder returns of our competitors (40% weighting).  However, if the approved safety goal is not met, then the bonus will not be subject to increase but may be decreased.  The approved safety goal for fiscal 2008 was that our Occupational Safety and Health Administration rates be at least 25% below industry averages.  In determining operational success, the Committee compared our dayrates and utilization to that of our competitors.  The competitor group against which the Company compares its operational success and shareholder returns are composed of land drillers, all of which are included in the Compensation Peer Group.

With the exception of the safety goal, no specific criteria or objectives are used by the Committee when assessing operational success or relative stockholder returns.  Whether the bonus of a named executive officer is increased or decreased by up to 50% is primarily dependent upon the Committee’s judgment as to the named executive officer’s success in positively affecting the corporate performance factors referred to above.

Within this framework, the Committee determined that the target objective for Earnings Per Share and Return On Invested Capital and the reach objective for operating EBITDA had been exceeded in fiscal 2008, and that the annual bonus for all named executive officers be increased by 50% due to our operational success, the satisfaction of the safety goal, and the achievement of favorable relative stockholder returns.

The fiscal 2008 bonuses for named executive officers are shown in both the “Bonus” and “Non-Equity Incentive Plan Compensation” columns in the Summary Compensation Table on page     .